Filed by: Physicians Insurance Company of Wisconsin, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: ProAssurance Corporation

Commission File Number: 333-131874

This filing provides the Commission with a copy of Your PIC, a newsletter published by Physicians Insurance Company of Wisconsin, Inc. for its shareholders. The newsletter contains articles that address a proposed transaction in which the shares of common stock of Physicians Insurance Company of Wisconsin, Inc. will be converted into and exchanged for shares of common stock of ProAssurance Corporation. ProAssurance Corporation has filed a registration statement with the Securities and Exchange Commission to register the shares to be issued in the transaction. You may obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about ProAssurance and PIC Wisconsin, at the SEC's Internet site (www.sec.gov). Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus can be obtained, without charge, by directing a request to Frank B. O'Neil, Senior Vice President, Corporate Communications, ProAssurance Corporation, 100 Brookwood Place, Birmingham, Alabama 35209, telephone (205) 877-4461, or from the Investor Relations section of the ProAssurance Web site (www.ProAssurance.com).

YOUR PIC

PIC WISCONSIN Winter 2006 Volume 3, Issue 1

THE PRACTICE OF MEDICINE • 20 YEARS OF DEFENDING 20

PROPOSED MERGER OFFERS MANY PLUSES

Since ProAssurance and PIC WISCONSIN announced their proposed merger, initial feedback from shareholders has been extremely positive. Your board of directors unanimously authorized management to enter into the merger agreement for several reasons:

1. The merger meets the liquidity needs of all of our shareholders, large and small, at a desirable price. This has been a major corporate goal for a number of years. Successful resolution of this issue will position PIC WISCONSIN for long-term stability and strength for decades to come.
2. ProAssurance's size, financial stability, physician leadership, and aggressive defense of non-meritorious claims make it an ideal match for PIC WISCONSIN, our shareholders, and policyholders. The nation's fourth largest medical malpractice insurer, ProAssurance shares our physician-focused values; supports local underwriting, claims, and risk management expertise; and has physician underwriting and claims committees similar to ours.
3. A merger with ProAssurance will position PIC WISCONSIN to better serve and protect its policyholders for the long run. It will provide improved reinsurance, capitalization, and investment opportunities which will help us remain financially strong and highly competitive in an industry that is rapidly consolidating.
4. ProAssurance will help maintain stable med mal markets in the states we serve. Like PIC WISCONSIN, ProAssurance is tough on non-meritorious claims. In fact, it tries more cases than any other med mal carrier. Together, PIC WISCONSIN and ProAssurance will continue to be a stabilizing influence in our policyholders' states.

Many of you have been part of PIC WISCONSIN since its founding. We began as a little company that could—and we did; PIC WISCONSIN was formed from your collective desire to make Wisconsin a good place to practice medicine. Today, our home state is one of only six considered a "stable" medical malpractice market by the American Medical Association. Further, A.M. Best has awarded our company an "A- Excellent" rating with a stable outlook for nine years straight—a remarkable achievement given the performance of many of our competitors.

Subject to regulatory and shareholder approval, PIC WISCONSIN's merger with ProAssurance will enable us to thrive in an increasingly consolidated industry. We will continue to defend the practice of medicine, benefiting physicians and their patients as well as you, our shareholders.

Thank you for your continuing support.

William J. Listwan, M.D., Board Chair

PROPOSED MERGER TIMELINE

✓ ProAssurance and PIC WISCONSIN boards of directors approved the proposed merger, with PIC WISCONSIN to become a wholly-owned subsidiary of ProAssurance and PIC WISCONSIN shareholders to receive ProAssurance stock for their PIC WISCONSIN shares. (12/7/05)

- ✓ A merger agreement was signed and an announcement of the proposed merger was made to regulators, shareholders, staff, agents, and the public. (12/8/05)
- ✓ ProAssurance filed a Form A request for approval of change of control with the State of Wisconsin Office of the Commissioner of Insurance (OCI). (12/21/05)
- ☐ The OCI will schedule a hearing to evaluate ProAssurance's Form A filing and determine whether or not the proposed merger meets the statutory requirements for the change of control of a Wisconsin insurance company.
- ☐ During the OCI review process, ProAssurance will file a registration statement on Form S-4 with the federal Securities and Exchange Commission (SEC) that will contain a prospectus and proxy statement.
- ☐ If the OCI approves the merger, a prospectus and proxy statement will be sent to you with notice of a special meeting, a minimum of 20 days and a maximum of 60 days in advance.
- ☐ You may vote "for" or "against" the merger in person at the special meeting or by proxy. Each shareholder has the same number of votes as he or she has shares. Approval of the merger requires the affirmative vote of a majority of the votes that holders of the outstanding shares of PIC WISCONSIN common stock are entitled to cast on the merger at the special meeting. If approved, the merger is expected to be effective the day of the vote.
- ☐ About 30 days after the completion of the merger, the exchange agent will send you a letter of transmittal and instructions for exchanging your shares of PIC WISCONSIN common stock for shares of ProAssurance common stock that you will be entitled to receive in the merger. You should follow the instructions in the letter of transmittal, complete and sign it, and send your stock certificates and the letter of transmittal to the address specified in the letter.
- ☐ Once the PIC WISCONSIN shares are submitted, the transfer agent will mail you a statement showing the number of ProAssurance shares you now own. That form will allow each new ProAssurance shareholder to request a physical stock certificate or transfer the shares to a broker.
- ☐ You may keep, sell, trade, gift, or donate your ProAssurance common stock.

Note: The timing of the review and approval process for an insurance company merger can vary tremendously. Six to nine months from the public announcement is typical, but each review is unique. In addition, unforeseen developments can intervene to slow or stop the proposed transaction. ■

PREPARE FOR YOUR PROXY

Regulatory approval typically takes six to nine months, and the merger cannot proceed without it. However, here are some things you can do in the meantime to ensure your vote is counted at the special meeting and to ensure you receive your ProAssurance shares timely if the required approvals are received:

- ✓ Contact Kathy Rogers with any address changes or corrections 800.515.0092 or krogers@picwisconsin.com.
- ✓ Find out who owns your PIC WISCONSIN shares. Your practice? A partnership? An estate? A trust? Confirm that the tax ID number associated with the account matches the ownership. If you are unsure, now is an excellent time to clarify ownership with your attorney.
- ✓ Contact Kathy Rogers or Jill Johnson at PIC WISCONSIN with your questions or concerns. You can reach them at 800.515.0092, krogers@picwisconsin.com, or jjohnson@picwisconsin.com." ■

Your Merger Questions Answered

When will the merger be completed?

The merger is subject to OCI and PIC WISCONSIN shareholder approval. The merger's effective date is expected to be the date on which the shareholders approve the merger. It could be complete by mid-2006, but the timing is uncertain. See the timeline on page 1 for more information.

How and when do we vote?

You will receive notice of the special meeting as soon as we receive regulatory approval. The mailing will also contain a proxy statement, which will have detailed information regarding the merger and will serve as the prospectus for the shares of ProAssurance to be issued in the merger. We will provide you with as much notice as circumstances permit, but no less than 20 days' notice. If your address has changed recently, please notify Kathy Rogers at krogers@picwisconsin.com, or call 800.515.0092, extension 5804.

When do I get my shares of ProAssurance common stock?

About 30 days after the merger is completed, you will be sent a letter of transmittal and instructions for exchanging your shares of PIC WISCONSIN common stock for the shares of ProAssurance common stock which you will be entitled to receive in the merger. You should follow the instructions in the letter of transmittal, complete and sign it, and send your stock certificates and the letter of transmittal to the address specified in the letter. Your ProAssurance shares will be held by a transfer agent in direct registration—a form of ownership which allows you to access your shares, but relieves you of the responsibility of possessing the actual stock certificates. If you prefer, you may request a physical certificate or have the shares transferred to a broker.

May I keep my PIC WISCONSIN shares?

You must surrender your PIC WISCONSIN stock certificates in order to receive your ProAssurance shares. After the merger becomes effective, PIC WISCONSIN share certificates will no longer have any value beyond their ability to be exchanged for ProAssurance shares.

What if I have lost my original PIC WISCONSIN stock certificate(s)?

We can make arrangements to replace lost certificates, but it will take some time.

To avoid delays in receiving your ProAssurance stock if the merger is approved, please make every attempt to locate your PIC WISCONSIN stock certificates now. If they are missing, you will be given the opportunity to file a Lost Certificate Affidavit form, which you will receive with your letter of transmittal. If you have questions, please contact Kathy Rogers at krogers@picwisconsin.com or call 800.515.0092, extension 5804.

How many shares of ProAssurance stock will I receive?

It depends on how many PIC WISCONSIN shares you own. The merger agreement states that each PIC WISCONSIN share will be exchanged for ProAssurance shares having a value of $5,000, based on the average closing price of ProAssurance stock in the ten days preceding the merger's effective date, so long as the average price is between $39.80 and $59.71. This is a range of 20% above and below the market price of ProAssurance stock (Symbol: "PRA") at the time the proposed merger was announced. Outside that range, the value assigned to PIC WISCONSIN shares for purposes of the exchange will be more or less than $5,000.

Can I just get a check instead?

No. You will receive shares of ProAssurance common stock, which you may keep as an investment, sell in the market, donate to a charitable or non-profit organization, or gift to a relative. We do suggest, however, that you discuss your options with your tax advisor.

What are the tax consequences of the merger?

We have structured the merger so that you, as a holder of PIC WISCONSIN common stock, will not recognize any gain or loss for federal income tax purposes on the exchange of PIC WISCONSIN shares for ProAssurance shares in the merger, with one exception: Fractional shares of ProAssurance common stock will not be issued; cash will be paid instead. You will be liable for taxes if you receive cash that exceeds the tax basis of the exchanged PIC WISCONSIN fractional share.

However, if you sell the ProAssurance shares at a later date, that sale may result in a taxable gain or loss. Because individual circumstances vary, we urge you to consult with your tax advisor to fully determine the tax effect that the exchange will have on you.

What if I have more questions?

We will update you as often as we can, but feel free to contact us at 800.515.0092 with your questions: Kathy Rogers (krogers@picwisconsin.com) or Jill Johnson (jjohnson@picwisconsin.com). ■

Additional Information About the Merger and Where to Find It

ProAssurance Corporation will file a registration statement with the Securities and Exchange Commission (SEC) that will include a copy of the prospectus/proxy statement and other information regarding ProAssurance and the proposed transaction. PIC WISCONSIN and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of PIC WISCONSIN in connection with the proposed merger. Information about the directors and executive officers of PIC WISCONSIN and their ownership of PIC WISCONSIN common stock will be set forth in the required filings with the SEC.

You will be able to obtain a free copy of the prospectus/proxy statement and other documents that contain information regarding ProAssurance Corporation and PIC WISCONSIN from any of these sources:

- The Securities and Exchange Commission Web site (www.sec.gov/index.htm)
- PIC WISCONSIN (800.515.0092 or www.picwisconsin.com)
- Frank B. O'Neil, Senior Vice President, Corporate Communications, ProAssurance Corporation, 100 Brookwood Place, Birmingham, Alabama 35209 or 205.877.4461

Shareholders are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed merger. ■

Your PIC is published semiannually—more often as needed—for PIC WISCONSIN shareholders. Your comments and suggestions are always welcome. Email Kathy Rogers at krogers@picwisconsin.com or call our Shareholder line at 800.515.0092.

© 2006 PIC WISCONSIN

PIC Wisconsin
Defending the Practice of Medicine

1002 Deming Way
P.O. Box 45650
Madison, WI
53744-5650
www.picwisconsin.com

608.831.8331
800.515.0092
FAX 608.831.0084

PRSRT STD
U.S. POSTAGE PAID
MADISON WI
PERMIT NO. 2106